EXHIBIT 99.1

For immediate release

Sify Technologies Ltd. Announces Commencement of Rights Offering

Chennai, India, June 7, 2024/PRNewswire/ - Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”), a leading integrated information communications technology (or ICT) Solutions and Services provider in India, today announced the commencement of its previously announced rights offering.

In the rights offering, the Company will distribute, at no charge, (1) to the holders of its equity shares, transferable rights to subscribe for new equity shares and, (2) through Citibank, N.A., the depositary for the ADSs (the “Depositary”), to holders of ADSs, transferable rights to subscribe for new equity shares in the form of ADSs. Holders of ADSs will receive 1.36364 ADS rights for each ADS owned of record at 5:00 p.m. (New York City time) on May 31, 2024, which is the ADS record date. One (1) ADS right will entitle the holder of such right to subscribe for and purchase one new ADS at a price of US$0.14 per ADS (the “ADS Subscription Price”). The ADS Subscription Price includes the Depositary fee of US$0.02 per new ADS subscribed in the rights offering. Holders of equity shares will receive 1.36364 equity share rights for each equity share owned of record at 6:00 p.m. (Chennai, India time) on May 31, 2024, which is the equity share record date. One (1) equity share right will entitle a holder of such right to subscribe for and purchase one new equity share at a subscription price of Rs. 10 per new equity share, which is the Indian Rupee equivalent of the U.S. dollar price per new ADS, translated based on the exchange rate in effect as of March 31, 2024, minus the Depositary fee.

The Company had previously announced by press release that 0.73 ADS rights or 0.73 equity share rights would entitle the holder to one new ADS or equity share, as applicable. As described above, the subscription ratio for the rights offering is now such that one ADS right or equity share right will entitle the holder to one new ADS or equity share, as applicable.

The rights offering will include an over-subscription right, which will permit each rights holder that exercises its subscription rights in full the option to purchase additional equity shares or ADSs, as the case may be, that remain unsubscribed at the expiration of the rights offering. The over-subscription right is subject to the availability and allocation of equity shares and ADSs among holders exercising their over-subscription right.

The Company will disclose the final results of the rights offering promptly following the determination of the proration. If the rights offering is fully subscribed, the Company expects to receive gross proceeds of approximately US$30 million before expenses. The net proceeds of the rights offering are expected to be utilized for expansion of the business in developing Network centric services, Data Center services and Digital Services and for general corporate purposes.

Other Important Information

The description above includes only a summary of certain key terms of the rights offering. The terms and conditions of the rights offering are contained in a registration statement on Form F-1 (File No. 333-278152) regarding the rights offering, which became effective on May 22, 2024, and the prospectus, dated June 3, 2024, filed by the Company with the U.S. Securities and Exchange Commission (“SEC”).

Holders may obtain a copy of the prospectus free of charge on the SEC website at www.sec.gov or by contacting D.F. King & Co., Inc, the Company’s information agent for the rights offering, located at 48 Wall Street, 22nd Floor, New York, New York 10005 by email at sify@dfking.com.

The Company reserves the right to cancel or terminate the planned rights offering at any time. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company and its business. These forward-looking statements are often identified by the use of forward-looking terminology such as “expects”, “intends”, “will”, or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as expected, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.